NACCARATO and ASSOCIATES
Owen Naccarato, Esq.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Office: (949) 851-9261 Facsimile: (949) 851-9262

Date: May 7, 2014

Ms. Myra Moosariparambil, CPA

Division of Corporate Finance

US Securities Exchange Commission

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Tel: (202) 551-3796

Fax: (202) 772-9237

Re:      Gala Global Inc.

            Amendment No. 1 to Form 10-K for the Fiscal Year Ended November 30, 2013

            Filed April 18, 2014

            File No. 333-172744

Dear Ms. Moosariparambil

The following contains our response to your comment letter dated May 2, 2014.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended November 30, 2013  Item 9A. Controls and Procedures, page 3

1.         We note your revised disclosures indicate that you were unable to conclude on the effectiveness of your disclosure controls and procedures (“DC&P”) as of November 30, 2013. Please complete your assessment and amend your filing to disclose your conclusion as to whether your DC&P were effective or not effective as of November 30, 2013 as required by Item 307 of Regulation S-K, without using qualifying or alternative language. Given the omission of management’s report on internal control over financial reporting from your Form 10-K originally filed April 18, 2014, it also appears evident that your disclosure controls and procedures were not effective.

Response:

Please see the revised language.  A  Form 10-K/A Amendment No. 2 was filed with the revised language.

ITEM 9A.       Controls and Procedures.

(a) Evaluation of disclosure controls and procedures. Our Chief Executive Officer and Principal Financial Officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"), concluded that as of the Evaluation Date, our disclosure controls and procedures were not effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

Management’s Report on Internal Control over Financial Reporting, page 3

2.                  Please tell us whether you applied the 1992 COSO Framework or the Updated Framework. In addition, since either framework is acceptable until December 15, 2014, the date COSO will consider the 1992 Framework superseded by the Updated Framework, please disclose the framework applied in your amended filing.

Response:

Please see the revised language.  A  Form 10-K/A Amendment No. 2 was filed with the revised language

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("1992 COSO Framework").

Form 10-Q for the Fiscal Quarter Ended February 28, 2014

Item 4. Controls and Procedures, page 7

Management’s Report on Internal Control over Financial Reporting, page 7

3.                  We note for the quarter ended February 28, 2014 your disclosures indicate that the Company maintained effective internal control over financial reporting, your disclosure controls and procedures were effective, and there were no changes that occurred in your internal control over financial reporting. Please clarify if you have remediated the material weaknesses identified in the amended Form 10-K for the year ended November 30, 2013. To the extent you have remediated the material weaknesses, please amend your filing to provide disclosure of the changes as required by Item 308(c) of Regulation S-K. Otherwise, please explain the inconsistency.

Response:

The language used was an inadvertent error and will be corrected going forward to indicate that the Company’s internal control over financial reporting was not effective.

In response to these comments, the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Owen Naccarato

Outside counsel

for Gala Global Inc.